DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-19-02

03016620

February 25, 2003

Michael H. Ullmann
Corporate Secretary &
Associate General Counsel
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933-0026

Act 1934
Section
Rule 14A-8
Public Availability 2/25/2003

Re: Johnson & Johnson
Incoming letter dated December 19, 2002

Dear Mr. Ullmann:

This is in response to your letters dated December 19, 2002 and February 12, 2003 concerning the shareholder proposal submitted to Johnson & Johnson by the Connecticut Retirement Plans & Trust Funds. We also have received a letter from the proponent dated January 30, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

Enclosures

cc: Donald Kirshbaum
Investment Officer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

Johnson & Johnson

MICHAEL H. ULLMANN
SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-2455
FAX: (732) 524-2185

December 19, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2002 DEC 20 PM 4:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Johnson & Johnson Shareholder
Proposal Relating to Equal Employment
Opportunity and Workplace Diversity

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Johnson & Johnson, a New Jersey corporation (the "Company"), to exclude the shareholder proposal submitted by Deputy Treasurer Howard G. Rifkin on behalf of the Connecticut Retirement Plans & Trust Funds (the "Proponent") from the proxy statement and form of proxy relating to the Company's 2003 Annual Meeting of Shareowners (the "2003 Proxy Materials").

The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be properly excluded from the Company's 2003 Proxy Materials for the reasons and on the bases set forth below.

In accordance with Rule 14a-8(j)(2), enclosed are six copies of this letter with, as Appendix A hereto, the Proponent's original letter to the Company, dated November 12, 2002 and the attachment enclosed therewith (collectively, the "Proposal").

The Company expects to file its 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after March 12, 2003. In order to allow the Company to complete its mailing of the 2003 Proxy Materials in a timely fashion, we would appreciate receiving your response as soon as practicable. By copy of this letter and its enclosures, the Company is notifying the Proponent of its intention to omit the Proposal from the 2003 Proxy Materials.

Reasons for Omission

The Company believes that the Proposal can be properly omitted from its 2003 Proxy Materials pursuant to clauses (i)(10), (i)(3) and (i)(11) of Rule 14a-8.

I. The Proposal Is Excludable Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented by the Company.

Rule 14a-8(i)(10) permits an issuer to omit a shareholder proposal from its proxy materials if the issuer "has already substantially implemented the proposal." The Staff has found that "a determination that [a] [c]ompany has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (March 28, 1991). In addition, a company can be deemed to have "substantially implemented" a proposal when it can demonstrate that it has already adopted policies or has taken actions to address each element of a shareholder proposal. See Hilton Hotels Corp. (March 7, 2001); Nordstrom, Inc. (February 8, 1995); The Gap, Inc. (March 8, 1996).

In Hilton Hotels Corp., a shareholder proposal requested the compensation committee to "formally incorporate measures of franchisee satisfaction in establishing and administering standards for use in awarding performance-based compensation for senior executives." The Staff concurred that Hilton had substantially implemented the proposal because Hilton already had in place procedures to assess franchisee satisfaction and disclosed in its proxy statement that the compensation committee took into account "individual goal achievement" in awarding performance-based compensation. As Hilton described in its no-action letter, a component of "individual goal achievement" for senior executives responsible for franchise operations is the measure of franchisee satisfaction.

The reasoning in Hilton Hotels Corp. supports exclusion of the Proposal. The Proposal requests that the "Board of Directors...consider non-financial factors in determining executive compensation for senior executives, such factors to include explicitly the Company's advances in the areas of equal opportunity and workplace diversity." In addition, the Proposal requests a written report to the shareholders relating to the implementation of this policy.

The Company has long believed that performance cannot be measured by short-term financial goals alone and consistently looks to the progress made in a given year toward the long-term strategic goals of the Company. Specifically, the Company believes that having a diverse workforce is essential to the development of the leadership talent the Company requires to sustain its success in the marketplace. These principles are embodied in our Credo, which is the overarching policy that forms the backbone of the Company. Originally written in 1943, the Credo summarizes the Company's most important and basic values that drive our behavior and shape our policies. The Credo is publicly available on the Company's website and was published in the 2002 Annual Report to Shareholders. A copy of the Credo is attached hereto as Appendix B.

The Proposal calls for the Company to consider non-financial factors in determining compensation for senior executives, explicitly progress in equal employment opportunity and workplace diversity. The Company already incorporates these goals in the evaluation of every employee. This begins with the Company's Credo. In pertinent part, the Credo reads:

> "We are responsible to our employees, the men and women who work with us throughout the world. Everyone must be considered as an individual. We must respect their dignity and recognize their merit...Compensation must be fair and adequate...There must be equal opportunity for employment, development and advancement of those qualified."

In addition, the Company has in place a system to assess progress specifically in the areas of equal employment and diversity. Employment and diversity data is reviewed on an ongoing basis by the Company's Executive Committee, Group Operating Committees, and at each business unit in terms of hires, promotions, transfers and development of talent at all levels of the organization. Detailed information is provided relating to availability of talent by functional area and organizational level. The data is compared to actual Company data to determine areas for concentration based on the levels of available talent for each function/organizational level. Additionally, the Chief Executive Officer and Executive Committee hold the business units accountable for progress against our goal of workforce diversity. Each business unit is responsible to fill positions with the best candidates and to seek a workforce that is representative of the larger available workforce. Workplace diversity is one of several goals considered in the non-financial assessment of many of the Company's business unit incentive programs. In addition, the Company already discloses to the public the fact that it evaluates senior management against these factors.

As disclosed under "Compensation Committee Report on Executive Compensation" in the Company's proxy statement, dated March 13, 2002, with respect to the 2002 Annual Meeting of Shareowners (the "2002 Proxy Statement"), the Compensation Committee takes many factors into account in determining executive compensation for senior executives. For example, as the Proponent notes in the Supporting Statement of the Proposal, the 2002 Proxy Statement discloses that the compensation of the Company's "Chief Executive Officer is determined by the Compensation Committee...based on its assessment of the Company's financial and non-financial performance against the background of the factors and principles outlined in the Credo." As described above, the Credo, which is publicly available and was distributed to our shareholders in the Company's 2002 Annual Report, includes the Company's Commitment to equal opportunity for employment, development and advancement.

In relation to stock option grants, the 2002 Proxy Statement discloses that "for the Chief Executive Officer and other named executive officers, the Committee does not apply a mathematical formula that relates financial and/or non-financial performance to the number of options awarded." The "non-financial" factors that are used to determine executive stock option grants are the same non-financial factors embodied in our Credo and described above in connection with the review of employment and diversity data. These factors include the Company's commitment to equal opportunity for employment, development and advancement.

The Company already considers progress toward meeting goals for equal opportunity in employment, development and advancement in its executive compensation and has already made this information publicly available to shareholders. Accordingly, the Company believes that it can omit the Proposal pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

II. The Proposal Is Excludable Pursuant to Rule 14a-8(i)(3) Because It Is Contrary to the Commission's Proxy Rules and Misleading.

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In addition, a proposal will violate Rule 14a-8(i)(3) if it is vague and indefinite such that "neither the shareholders voting on the proposal, nor the [c]ompany in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Elec. Co. (July 30, 1992) (supporting the omission of a shareholder proposal under predecessor Rule 14a-8(c)(3) where a proposal resolved that a committee of small stockholders would refer a "plan or plans" to the board, but did not describe the substance of those plans); see also, H.J. Heinz Co. (May 25, 2001) (supporting the omission of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested the company to implement the SA8000 Social Accountability Standards, but did not clearly set forth what SA8000 required of the company); Bristol-Myers Squibb Co. (February 1, 1999) (supporting the omission of a shareholder proposal under Rule 14a-8(i)(3) where the proposal's references to the Bible and Roman law rendered the proposal impermissibly vague).

The Company believes that numerous supporting statements of the Proposal are vague or misleading.

A. The Second Paragraph of the Supporting Statement.

The second paragraph of the supporting statement is misleading because it implies that the Company does not take corporate responsibility goals into account in determining compensation. It reads as follows:

> "Many other companies, including Kodak, Bristol Myers Squibb, IBM and Proctor & Gamble, have corporate responsibility goals and performance reflected in their compensation formula."

By using the phrase "many other companies", this statement implies that the Company does not have corporate responsibility goals reflected in performance evaluations for employees. This is untrue. As discussed in Section I above, the Credo summarizes the most important and basic values that drive our behavior and shape our policies. Adherence to its standards is an important consideration when the Company evaluates employees and management. Included in the Credo are the Company's corporate responsibility goals in relation to its employees. See Appendix B. This statement is impliedly false and materially misleading because the Company has in fact substantially implemented the Proposal. Accordingly, it should be omitted from the Proposal.

B. The Fourth Paragraph under "Supporting Statement."

The fourth paragraph under "Discussion" is materially false and misleading because it is irrelevant to the Proposal and implies potential improper or illegal conduct on the part of the Company. It reads as follows:

> "Several years ago, there was a sharp negative reaction to stories in the news media about Texaco's allegedly discriminatory conduct and destruction of documents during litigation. Following initial reports in the news media, Texaco suffered a significant drop in stock price until management moved aggressively to deal with the situation. Texaco ultimately settled for more that $100 million. More recently, Coca-Cola was a defendant in a suit charging racial discrimination and the company agreed to a settlement of $100 million."

The Company believes that the references to Texaco and Coca-Cola are irrelevant to the Proposal and create the materially misleading impression that the Company may be engaging in improper or illegal activity. Texaco and Coca Cola settled because of facts, allegations, and other circumstances specific to those companies and the lawsuits in which they were involved, not because of the mere fact that allegations were made concerning a lack of transparent disclosure or otherwise. Indeed, other lawsuits involving similar allegations against other companies have not resulted in such settlements. These statements in the Supporting Statement for the Proposal are irrelevant to the Proposal and are materially misleading to the shareholders by suggesting that the Company may be engaging in improper or illegal activity. The Staff has concluded that irrelevant portions of supporting statements may be omitted pursuant to Rule 14a-8(i)(3). See, e.g., Exxon-Mobil Corp. (March 27, 2002).

III. In the Event that the Shareholder Proposal Submitted by Three Shareholders Affiliated with the Interfaith Center on Corporate Responsibility Is Included in the 2003 Proxy Materials, the Proposal Is Excludable Pursuant to Rule 14a-8(i)(11) Because It Is Duplicative.

Rule 14a-8(i)(11) permits an issuer to omit a shareholder proposal from its proxy materials if it substantially duplicates another proposal previously submitted to the issuer by another proponent and the prior-received proposal will be included in the issuer's proxy materials for the same meeting. On November 7, 2002, the Company received the shareholder proposal entitled "Glass Ceiling Review" (the "Prior Proposal") from a shareholder affiliated with the Interfaith Center on Corporate Responsibility requesting that the Prior Proposal be included in the Company's 2003 Proxy Materials. A copy of the Prior Proposal is attached to this letter as Appendix C. The Company has requested that the Staff concur in our opinion that the Company may properly exclude the Prior Proposal from its 2003 Proxy Materials; however, if the Company's request for no-action with respect to the Prior Proposal is not granted, and if the Staff does not find the Proposal to be excludable on the other grounds set forth in this letter, then the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(11) because the Proposal and the Prior Proposal are substantially duplicative.

In determining whether shareholder proposals are substantially duplicative, the Staff has not required the proposals to be virtually identical. Rather, the Staff has consistently permitted the omission of proposals where the principal thrust or focus of such proposals were the same. See Nucor Corp. (February 16, 1999). In Nucor Corp., two shareholders submitted proposals requesting the Company to make greater efforts to ensure that women and persons from minority racial groups were considered for nominations to the board. The first proposal was only a request that the board take such action. The second proposal requested the same action and in addition sought a report on the qualification criteria and process of board nominations as well as a public statement from Nucor committing it to a policy of board inclusiveness, with a program of steps to be taken to meet that goal and a timeline for its implementation. Despite the fact that the second proposal included additional mandates for the board, the Staff found that there was a basis for excluding the second proposal because the principal thrust of the two proposals was the same.

Similarly, the Prior Proposal seeks a report from the Company's Board that addresses (1) steps the Company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it, (2) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs, (3) an explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling and (4) the top one hundred or one percent of Company wage earners broken down by gender and race. The Proposal requests that the Board "consider non-financial factors in determining executive compensation for senior executives", explicitly mentioning the Company's "advances in the areas of equal employment opportunity and workplace diversity, and . . . report to shareowners on the implementation" of the policy. While the wording of the two proposals is different, the thrust and focus of the proposals is the same.

The focus on "breaking the glass ceiling" in the Prior Proposal is synonymous with improving equal employment opportunities and workplace diversity. According to the "Message from the Chair" in Recommendations of the Federal Glass Ceiling Commission (November 1995), the "glass ceiling" is the "unseen, yet unbreachable barrier that keeps minorities and women from rising to the upper rungs of the corporate ladder, regardless of their qualifications or achievements." The Glass Ceiling Commission was established in 1991 to study this barrier and issue recommendations for eliminating it. The recommendations of the Glass Ceiling Commission are offered "as a strategy for shattering the glass ceiling once and for all." Any evaluation by the Company of the "progress concerning the Glass Ceiling Commission's Business recommendations" as requested by the Prior Proposal will therefore necessarily address the Company's "advances in the areas of equal employment opportunity and workplace diversity."

Specifically, the Prior Proposal highlights that the Company's Glass Ceiling Review must include "an explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling." This is substantially duplicative of the Proposal's request that the Board "consider non-financial factors in determining executive compensation for senior executives, such factors to include explicitly the Company's advances in the areas of equal employment opportunity and workplace diversity." It appears to us that the production of a Company-specific Glass Ceiling Review, as requested in the Prior Proposal, would satisfy the most critical component of the Proposal; in order for the Company to explain how "executive compensation packages...include executive efforts in breaking the glass ceiling" the Company would have to be including the Company's "advances in the areas of equal employment opportunity and workplace diversity" in determining executive compensation.

Furthermore, the substantial overlap in the supporting statements of both proposals demonstrates that the "principal thrust and focus" of both proposals is the same. First, both proposals by their terms state that they are attempting to fulfill the same goal--a reaffirmation to shareholders of the Company's commitment to workplace diversity. See Appendix A, last sentence; Appendix C, last sentence. Second, both supporting statements mention duplicative portions of the Company's Credo, which discusses the Company's commitment to equal opportunity. See Appendix A, fifth paragraph under "Supporting Statement"; Appendix C, second paragraph under "Supporting Statement." Finally, both proposals discuss the Texaco and Coca Cola discrimination lawsuit settlements and both highlight that the Company "recognize[s] the direct link between equal opportunities within the Company and investor [/shareholder] value." See Appendix A, third paragraph, fourth paragraph and third bullet point of the first paragraph under "Supporting Statement"; Appendix C, first sentence of the second paragraph under "Supporting Statement." It is clear, by the terms of the proposals, that their focus is on workplace diversity. For this reason, the Proposal substantially duplicates the Prior Proposal and should be excluded from the 2003 Proxy Materials.

The Staff has decided similarly in a number of cases. In General Electric Co. (February 9, 1994), a proposal requesting that the board of directors review the implementation of NBC's Program Standards and issue a report concerning violence on NBC programs was substantially duplicative of a proposal requesting the board to form a committee to evaluate the extent of violent programming on NBC, address social policy issues relating to violent programming, identify options for establishing or modifying corporate policies to reduce violent programming, prepare recommendations to the Board and prepare a report for the Board and shareholders, because the subject matter and goals of both proposals were the same. As in General Electric Co., the goal of the shareholder proposals at issue here are the same.

The fact that the Proposal requests the Board to consider certain factors in determining executive compensation and the Prior Proposal requests the Board to prepare a report should not preclude a finding that the proposals are duplicative. The Staff has found that the fact that a shareholder proposal mandates board action will not preclude it from being substantially duplicative of a proposal that requests board action. See, e.g., EMCOR Group, Inc. (May 16, 2000); Masco Corp. (March 27, 1992). In EMCOR Group Inc., two shareholders submitted proposals regarding poison pills. The first proposal was a request that the board refrain from adopting a rights plan without the prior approval of shareholders and that the board redeem the rights plan currently in place. The second proposal, if adopted, would have added an article to the company's by-laws that would have prohibited the company from entering into a rights plan and further required the board to redeem the outstanding rights. Over objection from counsel to the proponents of the second proposal, the Staff concurred with EMCOR that despite its mandatory nature, the second proposal was substantially duplicative of the first. To the extent that the Staff has found that a mandatory resolution is duplicative of a precatory proposal, the fact that a proposal requests a report on the same subject matter as another proposal that requests the implementation of a policy should not preclude a finding that the two proposals are substantially duplicative.

The Proposal and the Prior Proposal clearly share the same goals and focus as demonstrated by the substantial overlap in the Supporting Statements. As the Proposal is substantially duplicative of the Prior Proposal, if the Company is required to include the Prior Proposal in the 2003 Proxy Materials, the Company believes that it may omit the Proposal from its 2003 Proxy Materials on that basis.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly omitted from the 2003 Proxy Materials.

If you have any questions with respect to the foregoing or if you need any additional information, please feel free to give me a call at Johnson & Johnson at (732) 524-2464. If for any reason the Staff does not agree with the conclusions expressed herein, we would appreciate an opportunity to confer with the Staff before issuance of its response.

We request that you acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed additional copy of the cover page of this letter using the enclosed self-addressed stamped envelope.

Thank you for your prompt attention to this matter.

Very truly yours,

Michael H. Ullmann
Corporate Secretary &
Associate General Counsel

Attachments

cc: Howard G. Rifkin, Deputy Treasurer, State of Connecticut
Donald Kirshbaum, Investment Officer, State of Connecticut

Appendix A

State of Connecticut

Office of the Treasurer

Denise L. Nappier
Treasurer

Howard G. Rifkin
Deputy Treasurer

November 12, 2002

Mr. Michael H. Ullmann
Corporate Secretary
Johnson & Johnson
1 Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Ullmann:

The purpose of this letter is to submit a shareholder resolution on behalf of the Connecticut Retirement Plans & Trust Funds ("CRPTF") for consideration and action by shareholders at the next annual meeting of Johnson & Johnson.

As the Deputy Treasurer of the CRPTF, under Connecticut law, I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of November 8, 2002, the CRPTF held 1,758,821 shares of Johnson & Johnson stock valued at $105,529,260. The CRPTF will continue to own Johnson & Johnson shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard Rifkin
Deputy Treasurer

Attachment

55 Elm Street, Hartford, Connecticut 06106-1773, Telephone: (860) 702-3000

EQUAL OPPORTUNITY ENHANCES SHAREHOLDER VALUE

RESOLVED:

The shareholders of Johnson & Johnson request the Board of Directors, through its Compensation Committee, consider non-financial factors in determining executive compensation for senior executives, such factors to include explicitly the Company's advances in the areas of equal employment opportunity and workplace diversity, and to report to shareowners on the implementation of this policy by September 1, 2003.

SUPPORTING STATEMENT

As shareholders, we believe:

- executive compensation should reflect not only the financial performance of a company, but should also be based on other factors affecting shareholder value such as workforce diversity performance goals.

- the company's ability to attract, develop and retain a good and diverse workforce is critical to its success, and that senior executives' compensation should be based, in part, on the Company's progress toward attaining that goal.

- the Company must recognize the direct link between equal opportunities within the company and shareholder value.

- the company must recognize that its long-term growth and sustained profitability depend on creating a diverse, dynamic and healthy work place environment and take concrete steps to that end.

Many other companies, including Kodak, Bristol Myers Squibb, IBM and Proctor & Gamble, have corporate responsibility goals and performance reflected in their compensation formula.

In addition, promoting workforce opportunity and diversity can result in a more productive workforce, leading to more efficient corporate operations, which in turn can have a positive impact on shareholder value. Alternatively, negative news and editorial coverage about a company's employment practices can undermine consumer confidence and lead to a loss of business revenue and shareholder value.

Several years ago, there was a sharp negative reaction to stories in the news media about Texaco's allegedly discriminatory conduct and destruction of documents during litigation.

Following initial reports in the news media, Texaco suffered a significant drop in stock price until management moved aggressively to deal with the situation. Texaco ultimately settled for more than $100 million. More recently, Coca-Cola was a defendant in a suit charging racial discrimination and the company has agreed to a settlement of $100 million.

The Company's Credo, dating back to 1943, and often referred to by management states in relevant part that:

> *"There must be equal opportunity for employment, development and advancement for those qualified."* . . . ***Compensation must be fair and adequate ... There must be equal opportunity for employment, development and advancement for those qualified."***

The CEO is charged with meeting that goal. Thus, his compensation must, as stated in the Proxy Statement to Shareholders, be measured by his efforts to meet the principle of equal opportunity.

We believe that adopting executive compensation policies that emphasize and reward progress toward meeting EEO/diversity goals would be an important way for Johnson & Johnson to reaffirm its commitment on this important issue.

November 12, 2002

Appendix B

Our Credo

We believe our first responsibility is to the doctors, nurses and patients,
to mothers and fathers and all others who use our products and services.
In meeting their needs everything we do must be of high quality.
We must constantly strive to reduce our costs
in order to maintain reasonable prices.
Customers' orders must be serviced promptly and accurately.
Our suppliers and distributors must have an opportunity
to make a fair profit.

We are responsible to our employees,
the men and women who work with us throughout the world.
Everyone must be considered as an individual.
We must respect their dignity and recognize their merit.
They must have a sense of security in their jobs.
Compensation must be fair and adequate,
and working conditions clean, orderly and safe.
We must be mindful of ways to help our employees fulfill
their family responsibilities.
Employees must feel free to make suggestions and complaints.
There must be equal opportunity for employment, development
and advancement for those qualified.
We must provide competent management,
and their actions must be just and ethical.

We are responsible to the communities in which we live and work
and to the world community as well.
We must be good citizens — support good works and charities
and bear our fair share of taxes.
We must encourage civic improvements and better health and education.
We must maintain in good order
the property we are privileged to use,
protecting the environment and natural resources.

Our final responsibility is to our stockholders.
Business must make a sound profit.
We must experiment with new ideas.
Research must be carried on, innovative programs developed
and mistakes paid for.
New equipment must be purchased, new facilities provided
and new products launched.
Reserves must be created to provide for adverse times.
When we operate according to these principles,
the stockholders should realize a fair return.

Johnson & Johnson

Appendix C

GLASS CEILING REVIEW

RESOLVED: The Board of Directors prepare a report, at reasonable cost and excluding confidential information, available to shareholders four months after the annual shareholder meeting on our Company's progress concerning the Glass Ceiling Commission's business recommendations including a review of:

1. Steps the company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.
2. Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.
3. An explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling.
4. The top one hundred or one percent of company wage earners broken down by gender and race.

SUPPORTING STATEMENT

The lack of transparent disclosure on workplace diversity has the potential to cost our company substantial amounts of money as evidenced by the cost of class action law suits settled by Texaco and Coca Cola in excess of $100 million. Legal settlements also undermine consumer confidence and employee morale.

As investors, we believe that Johnson & Johnson recognizes the direct link between equal opportunities within the company and investor value and will do everything reasonable to promote the goals of equal opportunity. The Company's Credo dating back to 1943, states in relevant part that:

> "Everyone must be considered as an individual. We must respect their dignity and recognize their merit...**Compensation must be fair and adequate... There must be equal opportunity for employment, development and advancement for those qualified."**

Through transparent reporting to company stakeholders, Johnson and Johnson can document its commitment to workplace diversity and assure investors that the Company's Credo is being implemented.

It is our opinion that equal employment opportunity and diversity performance must be measured and evaluated with the same accountability and high level of management support as other traditional business areas. We believe that the report called for in this resolution will enable Johnson & Johnson to reaffirm its commitment to work place diversity.

State of Connecticut
Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

January 30, 2003

VIA FACSIMILE AND FIRST CLASS MAIL

Ms. Grace Lee
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Connecticut Retirement Plans and Trust Funds' Shareholder Proposal Relating to Equal Employment Opportunity and Workplace Diversity for Inclusion in Johnson & Johnson's 2003 Proxy Materials

Dear Ms. Lee:

I am Deputy Treasurer of the State of Connecticut. The Treasurer is the principal fiduciary of the Connecticut Retirement Plans and Trust Funds ("Connecticut"). I am writing on behalf of Connecticut in response to the letter dated December 19, 2002, sent by Johnson & Johnson ("J&J" or the "Company") to the Division of Corporate Finance of the Securities and Exchange Commission (the "Division") in which J&J maintains that Connecticut's shareholder proposal (the "Proposal") may be excluded from the Company's 2003 proxy materials pursuant to Rules 14a-8(i)(10), 14a-8(i)(3), and 14a-8(i)(11). J&J's arguments are misplaced and Connecticut's Proposal should be included in the Company's proxy statement.

I. Shareholder Activism, Particularly By Institutional Investors, Should Be Encouraged

In today's environment of well-publicized corporate scandals, increased shareholder activism, particularly on the part of institutional investors, is demanded to help ensure that there are appropriate corporate policies in place and that those policies are adequately disclosed to shareholders and the public. One of the major ways for shareholders to play an active role is through the proxy statement. While management decisions are generally given significant deference in the corporate context, shareholder money should not be used to prevent a legitimate shareholder proposal from being included in a company's proxy materials and voted on by stockholders. Instead, more deference should be given to those shareholders that choose to become involved in their own company and to monitor the process rather than wait for possible litigation and the potentially enormous damages and fines that might result.

The Proposal at issue requests that J&J's Board of Directors (the "Board") consider non-financial factors in determining executive compensation for senior executives, such factors to include explicitly the Company's advances in the areas of equal employment opportunity and workplace diversity, and to report to shareholders on the implementation of this policy. This is a reasonable request made by a shareholder who owns millions of dollars of the Company's stock. It is designed to protect the Company from future potential litigation such as that faced by Texaco and Coca-Cola in recent years.[1] The burden is on J&J to establish that it has a reasonable basis for excluding the Proposal from the proxy materials. See Staff Legal Bulletin No. 14 (CF)(July 13, 2001). J&J has not established any such basis. Moreover, if left off the proxy, the Company might be exposed to significant economic risk from fines or damages. If put on the proxy, the Proposal will either be rejected by the shareholders, in which case it costs the Company nothing, or adopted by the shareholders, in which case it would cost the Company a small amount of money if they implement it. In this context, the "risk of error" is much greater if the Proposal is left off the proxy than if it is left on.

II. J&J Has No Basis Under Rule 14a-8 For Excluding Connecticut's Proposal

J&J advances three arguments in support of its assertion that Connecticut's Proposal may be excluded from its 2003 proxy materials. First, J&J asserts that the Proposal is excludable because the Company has substantially implemented it. Second, J&J argues that the Proposal is contrary to the Commission's proxy rules and is misleading. Third, J&J states that the Proposal is excludable because it is duplicative of another shareholder proposal that was previously submitted to the Company for inclusion in its 2003 proxy materials. None of these arguments provide a basis for exclusion of Connecticut's Proposal.

A. The Proposal Is Not Properly Excludable Because It Has Not Been Substantially Implemented

Rule 14-a-8(i)(10) permits an issuer to omit a shareholder proposal from its proxy materials if the issuer has already substantially implemented the proposal. J&J acknowledges that the Staff has found that such a determination depends upon "whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (March 28, 1991). The Division has taken the position that a shareholder proposal has already

---

[1] In addition to protecting the Company's economic interests, Connecticut's Proposal promotes a socially positive policy and, in any event, is not in any way morally or ethically objectionable.

been substantially implemented when the company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. See The Talbots, Inc. (April 5, 2002); The Gap, Inc. (March 16, 2001). The burden is on the Company to show that the proposal has been substantially implemented. J&J's submission to the SEC on December 19, 2002 does not meet the burden of showing that J&J has substantially implemented the Proposal.

J&J relies on Hilton Hotels Corp. (March 7, 2001) for its assertion that it has substantially implemented the Proposal. In Hilton Hotels, the Staff concurred that a proposal requesting the compensation committee to formally incorporate measures of franchisee satisfaction in establishing and administering standards for use in awarding performance based compensation to its senior executives had already been substantially implemented. Hilton already had in place procedures to assess franchisee satisfaction and the compensation committee took into account "individual goal achievement", a component of which was franchisee satisfaction, in awarding performance based compensation. The situation at J&J is clearly distinguishable. Although J&J claims (without any support or documentation) that it has a system in place to assess progress in the areas of equal employment and diversity, there is no indication of how or even if such an assessment has ever been utilized in determining executive compensation.

This situation is far more analogous to Exxon-Mobil Corp. (March 27, 2002). There, Exxon sought to exclude a shareholder proposal that requested the company to consider non-financial factors in determining compensation for its senior management because it had already been substantially implemented. According to Exxon, its Board Compensation Committee ("BCC") did consider non-financial factors in determining compensation for its CEO and other elected officers. The company stated that the BCC in measuring performance considered not only financial results but also corporate citizenship, safety performance, environmental performance and operational excellence in measuring performance of executive. The Proponents of the proposal argued that there was no evidence that the BCC actually took these factors into account and that there was no mention of such factors in either the Long Term or the Short Term Incentive Program of Exxon. The proponent argued that the fact that the BCC could take into account anything it chose was insufficient to moot a request that the BCC apply certain specific criteria. The Staff agreed with the Proponents and ruled that it was unable to concur that Exxon could exclude the proposal under Rule 14a-8(i)(10).[2]

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[2] An example of what constitutes substantial implementation in this area can be found in Raytheon Co. (February 26, 2001) where the Staff issued a no-action letter regarding the exclusion of a shareholder proposal requesting that the board of directors incorporate measures of "human capital" in establishing and administering standards for use in awarding performance-based executive compensation. Raytheon had established that its Results-Based Incentive Plan

The facts here are far more like Exxon than Hilton Hotels. J&J asserts that it incorporates the goals of equal employment opportunity and diversity into the evaluation of every employee.[3] The document that J&J repeatedly asserts demonstrates this purported "policy" is the Company's Credo. The relevant part of the Credo, as quoted by J&J, states:

> We are responsible to our employees, the men and women who work with us throughout the world. Everyone must be considered as an individual. We must respect their dignity and recognize their merit . . . Compensation must be fair and adequate . . . There must be equal opportunity for employment, development and advancement of those qualified.

The Credo *never mentions* any tie between executive compensation and success in the areas of equal employment and diversity or even any standard of accountability. While the Credo represents positive aspirations for J&J to have, it in no way satisfies the letter or the spirit of Connecticut's Proposal.

The only document to which J&J refers that mentions a tie between non-financial factors and executive compensation is the "Compensation Committee Report on Executive Compensation" included in the Company's 2002 proxy statement dated March 13, 2002. J&J selectively cites one quote which states: "[t]he compensation of Johnson & Johnson's Chief Executive Officer is determined by the Compensation Committee of the Board of Directors based on its assessment of the Company's financial and non-financial performance against the background of the factors and principles outlined in the Credo." First, this is insufficient because it applies only to the CEO of the Company. Second, a reference back to the vague platitudes of the Credo can hardly be called a policy or practice of considering equal opportunity and workplace diversity in determining executive compensation.

J&J also refers to the section of the Compensation Committee Report dealing with stock options and somehow makes the argument that the phrase "the Committee does not apply a mathematical formula that relates financial and/or non-financial performance to the number of

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based executive compensation on four factors including financial, operational, Raytheon Six Sigma and People Metrics (which was a measure of "human capital" incorporating the proposal's suggestions). On the contrary, vague assertions aside, J&J has not established that it has implemented any formal procedure or policy for considering non-financial factors in determining executive compensation.

[3] J&J's just saying it considers these factors do not make it so. The Company submits nothing that demonstrates how it uses consideration of these factors in setting executive compensation or even that it has ever actually done so.

options awarded" means that equal employment and diversity are considered in determining executive compensation. This torturous reading cannot be used to exclude the Proposal as substantially implemented.

Furthermore, even if J&J were correct that it does take non-financial factors into account in determining executive compensation, that would only moot the first objective of the Proposal. The Proposal also requests that the Company report to shareholders on the implementation of this policy by September 1, 2003. The disclosures in the Company's 2002 proxy statement cannot be considered a report on the implementation of the policy.

B. The Proposal Is Not Properly Excludable Because It Is Not Vague Or Misleading

Rule 14a-8(i)(3) allows a company to exclude a shareholder proposal from the proxy statement if it is contrary to the proxy rules, including the prohibition of materially false or misleading statements in proxy soliciting materials. J&J asserts that two paragraphs of Connecticut's Proposal are misleading. Both of the paragraphs challenged are completely true statements.[4] By definition, the Proposal is a statement of support for a certain course of action. If J&J wishes to offer a contrary position, it is free to do so. It is not a basis for exclusion of the Proposal from the proxy materials.[5]

1. The Second Paragraph Of The Supporting Statement Is Not Misleading

The Second Paragraph of Connecticut's supporting statement reads: "Many other companies, including Kodak, Bristol Myers Squibb, IBM and Proctor & Gamble, have corporate responsibility goals and performance reflected in their compensation formula." J&J does not dispute that this is a true statement but argues that it is misleading because it implies that the

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[4] J&J's definition of "misleading" seems to be so broad and far-reaching as to require a shareholder to support its proposal with a completely unbiased, balanced statement. However, there is no requirement that a proponent must offer the contrary view. There is an opportunity for management to oppose the proposal and offer a countering viewpoint. It would be interesting to know if J&J would be willing to be held to its own definition of "misleading" for information contained within its proxy statements and other public filings.

[5] The no-action letters cited by J&J are completely inapplicable. Each of these letters deals with proposals deemed so vague and indefinite that it could not be determined exactly what actions or measures the proposal required. See Philadelphia Elec. Co. (July 30, 1992); H.J. Heinz Co. (May 25, 2001); Bristol-Myers Squibb Co. (February 1, 1999). J&J does not even argue that the Proposal at issue here is indefinite or vague but merely asserts that two particular paragraphs are misleading. That is not the case.

Company does not take corporate responsibility goals into account in determining compensation. First, just because J&J believes that some implication can be taken from the statement does not make an otherwise completely accurate statement misleading. Second, in this instance, the implication is true. J&J does not have corporate responsibility goals and performance reflected in their compensation formula. As discussed above, adherence to the Credo, while laudable, is not a defined policy and practice of relating advances in equal employment opportunity and diversity to executive compensation. Therefore, even if some implication can be drawn from this paragraph, it is not misleading.

2. The Fourth Paragraph Of The Supporting Statement Is Not Misleading

The Fourth Paragraph of Connecticut's supporting statement states:

> Several years ago, there was a sharp negative reaction to stories in the news media about Texaco's allegedly discriminatory conduct and destruction of documents during litigation. Following initial reports in the news media, Texaco suffered a significant drop in stock price until management moved aggressively to deal with the situation. Texaco ultimately settled for more than $100 million. More recently, Coca-Cola was a defendant in a suit charging racial discrimination and the company agreed to a settlement of $100 million.

Again, this is a completely true statement of fact. Far from being irrelevant, this statement makes clear the risks of not having procedures in place to promote diversity and equal employment opportunities in the workplace. Moreover, it says absolutely nothing about improper or illegal conduct on the part of J&J. If J&J wishes to show to the shareholders that it is not like Texaco or Coca-Cola, it is free to do so in opposition to the Proposal. However, nothing about this paragraph is misleading.

C. The Proposal Is Not Properly Excludable Because It Is Not Duplicative Of Any Other Shareholder Proposal

J&J's final basis for seeking to exclude the Proposal is that it is duplicative of a proposal submitted by three shareholders affiliated with the Interfaith Center on Corporate Responsibility for inclusion in the 2003 Proxy Materials (the "Prior Proposal"). J&J admits that it is also seeking to exclude the Prior Proposal from its 2003 Proxy Materials and has requested that the Commission concur in its opinion that it can properly do so. Rule 14a-8(i)(11) permits an issuer to omit a shareholder proposal to the extent it substantially duplicates a prior received proposal that will be included in the proxy materials for the same meeting. Therefore, to the extent the Company excludes the Prior Proposal from its Proxy Materials, its duplicative argument is moot.

Moreover, Connecticut's Proposal does not substantially duplicate the Prior Proposal and it is therefore not properly excludable under Rule 14a-8(i)(11). A proposal may be omitted as duplicative if the principle thrust or focus of the two proposals is the same. Nucor Corp. (February 16, 1999). In Nucor, the two proposals sought in almost identical language to have the company make "greater efforts" to achieve racial and gender diversity on the board of directors. Here, there is no such similarity let alone identity. The Prior Proposal, entitled "Glass Ceiling Review" requests that the Board prepare a report on J&J's progress concerning the Glass Ceiling Commission's business recommendations, including a review of:

1. Steps the company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it;
2. Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs;
3. An explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling; and
4. The top one hundred or one percent of company wage earners broken down by gender and race.

Neither the resolution nor the supporting statement for the Prior Proposal requests that the Board take any affirmative action other than preparing a report. In contrast, Connecticut's Proposal requests the Board take specific action to consider non-financial factors in determining executive compensation and to report back to shareholders regarding the implementation of this policy. Therefore, the principal thrust of the two proposals is different. J&J erroneously asserts that a Glass Ceiling Review, as requested in the Prior Proposal, would satisfy the most critical component of Connecticut's Proposal. In so asserting, they use the rather circular reasoning that in order to explain how executive compensation packages "include executive efforts in breaking the glass ceiling", as requested by the Prior Proposal, the Company would have to actually be taking into account "advances in the areas of equal employment opportunity and workplace diversity" in determining executive compensation, as requested by Connecticut's Proposal. However, taking a specific action and preparing a report are two vastly different things. J&J's citations actually support this contention.

In General Electric Co. (February 9, 1994), the Staff concurred in the company's request to exclude a proposal as duplicative where one proposal called for a report concerning violence on T.V. and the other called for formation of a committee to evaluate the extent of violent programming. Neither called for the Board to take any specific action. Additionally, in EMCOR

Group, Inc. the Staff found that a shareholder proposal mandating board action and a proposal requesting that same board action were substantially duplicative. J&J then stretches that conclusion, without authority, to state that a proposal requesting a report on a specific subject and a proposal requesting board action to implement a policy related to the same subject matter allows a finding that the two proposals are duplicative. This analogy is completely without merit. Even if the Prior Proposal is included in the proxy materials, approved by the shareholders and ultimately implemented, the goal of Connecticut's Proposal, i.e. consideration of non-financial factors in determining executive compensation, is no closer to being met. Therefore the two proposals are not duplicative.[6]

IV. Conclusion

For the foregoing reasons, we believe that Connecticut's Proposal should be included in J&J's 2003 Proxy Statement and that J&J's request for a no-action letter from the Division should be denied. In the event that the Division disagrees with our position, or requires any additional information, we would appreciate the opportunity to meet and confer to discuss these issues. Please feel free to call the undersigned at your convenience.

Kindly return a stamped copy of this letter in the enclosed, self-addressed stamped envelope.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

cc: Michael H. Ullman
Secretary, Johnson & Johnson

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[6] Even if the Commission should find that the proposals are duplicative, Connecticut would request that it be given an opportunity to confer with the proponents for the Prior Proposal and work out a joint proposal for inclusion in the 2003 Proxy Materials. J&J should not be given the choice of which of the two proposals to include.

Johnson & Johnson

MICHAEL H. ULLMANN
SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-2455
FAX: (732) 524-2185

February 12, 2003

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: *Shareowner Proposal Relating to Equal Employment Opportunity and Workplace Diversity*

Ladies and Gentlemen:

On December 19, 2002, the undersigned submitted a letter (the "December 19 Letter") to the Securities and Exchange Commission (the "Commission") on behalf of Johnson & Johnson (the "Company"), requesting your concurrence that no enforcement action would be recommended if the Company omitted from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareowners (collectively, the "2003 Proxy Materials") the shareowner proposal and statements in support thereof (the "Proposal") received from Deputy Treasurer Howard G. Rifkin on behalf of the Connecticut Retirement Plans & Trust Funds (the "Proponent"). The Proposal requests that the Board of Directors of the Company (the "Board"), through its Compensation Committee, consider non-financial factors in determining executive compensation for senior executives, such factors to include explicitly the Company's advances in the areas of equal employment opportunity and workplace diversity, and to report to shareowners on the implementation of this policy by September 1, 2003.

On January 30, 2003, Mr. Howard G. Rifkin submitted a letter to the Commission on behalf of the Proponent.

The purpose of this letter is to supplement the December 19 Letter, specifically requesting concurrence of the Commission that the Proposal may be excluded from the Company's 2003 Proxy Materials pursuant to Rule 14a-8(i)(10), because the Proposal has been substantially implemented.

The December 19 Letter listed several factors which the Company believes is evidence of "substantial implementation" of the Proposal. In addition to those factors, and directly to the point of the Proposal, the Company has undertaken to increase disclosure in the 2003 Proxy Materials with respect to executive compensation policies and practices relating to non-financial factors, including equal opportunity. A draft of the Compensation Committee Report on Executive Compensation, including the additional disclosure, is attached hereto as Appendix A. This Report will be included in the 2003 Proxy Materials.

We believe that this additional disclosure to be included in the 2003 Proxy Materials clearly demonstrates that we have already taken actions to address the fundamental elements of the Proposal, which the Commission has determined may allow a shareholder proposal to be excluded as moot.

The Company, therefore, has substantially implemented the Proposal. Thus, the Company may omit the Proposal from the 2003 Proxy Materials under Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachment are being mailed on this date to the Proponents.

If you have any questions relating to this request or if you require any additional information, please feel free to give me a call at Johnson & Johnson at (732) 524-2464.

Thank you for your prompt attention to this matter.

Very truly yours,

Michael H. Ullmann
Corporate Secretary and
Associate General Counsel

Attachment
cc: Howard G. Rifkin, Deputy Treasurer, State of Connecticut
Donald Kirshbaum, Investment Officer, State of Connecticut

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Compensation Committee of the Board

The Compensation Committee is composed entirely of non-employee, independent members of the Board of Directors. It is the Compensation Committee's responsibility to review and approve all compensation actions for the Chief Executive Officer and other executive officers of the Company.

Johnson & Johnson Compensation Policy and Objectives

Johnson & Johnson's executive compensation programs are designed to enable the Company to attract, retain and motivate the high caliber of executives required for the success of the business. Overall, the intent of Johnson & Johnson's Executive Compensation Program is to provide compensation opportunities that are comparable to the opportunities provided by a select group of high performing companies similar to Johnson & Johnson, as described below. This objective is achieved through a variety of compensation programs, summarized below, which support both the current and long-term performance of the business.

The primary responsibility of the Company's Chief Executive Officer and executive officers is to ensure the long-term health and growth of the Company. This responsibility is summarized in the Johnson & Johnson Credo, which defines the obligations of Johnson & Johnson employees to strengthen the ethical, human and business foundations of the Company. The Credo describes the responsibilities of the Company to its customers and others with whom it does business, to its employees, to the communities in which the Company has a presence as well as to the world community, and to its shareowners. The Credo merges these business and ethical responsibilities by stating: "When we operate according to these principles, the stockholders should realize a fair return."

The compensation of Johnson & Johnson's Chief Executive Officer is determined by the Compensation Committee of the Board of Directors based on its assessment of the Company's financial and non-financial performance against the background of the factors and principles outlined in the Credo. With respect to financial performance, the Committee has identified several factors that are critical to the success of the business, including Sales Growth, Earnings Per Share (EPS) Growth, increase in Cash Flow, New Product Flow and growth in Shareowner Value. In evaluating performance against these factors, Johnson & Johnson's results are compared to results of a premium group of high performing companies in the consumer, pharmaceutical, medical device and diagnostics health care fields with comparable sales volumes and above average EPS growth rates and financial strength. There are currently forty-five companies in this comparison group, which is subject to occasional change as the Company or its competitors change their focus, merge or are acquired, or as new competitors emerge.

Sales Growth is measured as the percentage increase in sales volume from one year to the next. EPS Growth is assessed in the same manner. Cash Flow is measured as the Net Cash Flows from Operating Activities as reported in the Consolidated Statement of Cash Flows. New Product Flow is assessed by reviewing the percentage of sales resulting from the sale of new products introduced in the past five years. Shareowner Value is measured as the increase in stock price plus dividend return over a five-year period.

The Committee also reviews non-financial factors as part of the overall evaluation of performance. Such non-financial factors typically include managing Credo responsibilities, talent management, Process Excellence and progress in research and development.

The Compensation Committee believes it is crucial that these financial and non-financial factors are managed well, in order to ensure superior return to Johnson & Johnson's shareowners over the long-term. Therefore, while performance in these areas is reviewed on an annual basis, the primary consideration in assessing performance is corporate results over a longer period, usually five years. No specific fixed weighting or formula is applied to these factors in determining performance. Rather, the Compensation Committee exercises its judgment in evaluating these factors and in determining appropriate compensation.

A discussion of 2002 performance reviewed by the Compensation Committee can be found under "Decisions on 2002 Compensation".

Johnson & Johnson's Compensation Programs

Base Salary

The Base Salary for all employees exempt from the Fair Labor Standards Act, which includes executives, is managed through the Johnson & Johnson Salary Administration Program. Under this Program, increases in Base Salary are governed by guidelines covering three factors: Merit (an individual's performance); Market Parity (to adjust salaries of high performing individuals based on the competitive market); and Promotions (to reflect increases in responsibility). In assessing Market Parity, the Company targets to pay base salaries that are, overall, equal on average to the select group of premium companies referred to above.

These guidelines are set each year and vary from year to year to reflect the competitive environment and to control the overall cost of salary growth. Merit increases are based on individual performance and can range from 0% to over 200% of the merit guideline.

The domestic salary guideline for all exempt employees for 2002 was 4.5% for merit increases and will be 4.0% for 2003. Guidelines for market parity and promotion adjustments are as approved in each operating company's budget. Those guidelines are determined based on each unit's overall competitive position with respect to salaries paid versus the marketplace.

Cash and Stock Incentive Compensation Programs

To reward performance, Johnson & Johnson provides its executive officers with additional current compensation in the form of executive cash bonus and stock awards which is competitive with annual incentives provided by other companies in the premium community. No fixed weighting or formula is applied by the Compensation Committee to corporate performance versus individual performance in determining incentive cash bonus and stock awards for the Chief Executive Officer and executive officers. The amounts of Awards to executive officers are determined by the Committee acting in its discretion subject to the maximum amounts specified in the Company's Executive Incentive Plan. Such determination, except in the case of the Award for the Chairman, is made after considering the recommendations of the Chairman and such other matters as the Committee deems relevant. The Committee, acting in its discretion, may determine to pay a lesser Award than the maximum specified. For the Chief Executive Officer and other executive officers the amount of the total incentive is divided between cash and stock at the discretion of the Committee.

Stock Options

The Stock Option Plan is a long-term plan designed to link executive rewards with shareowner value over time. Johnson & Johnson's award practice uses a percentage of each year's base salary, expressed as a range of opportunity, to arrive at the range of option shares available to be granted. Individual grants are made annually and vary within that range based on performance. This "annual multiple" approach results in grants which vary from year to year based on assessed performance, stock price and base salary.

No stock option awards are made in the absence of satisfactory performance. Performance is evaluated by the Compensation Committee based on the executive's individual contribution to the long-term health and growth of the Company and the Company's performance based on the factors discussed above. No fixed weighting or formula is applied to corporate performance versus individual performance in determining stock option awards. Specifically, for the Chief Executive Officer and other named executive officers, the Committee does not apply a mathematical formula that relates financial and/or non-financial performance to the number of options awarded.

In the event that the stock price declines to a level below the option grant price, options are not revalued or reissued. Vesting in awards made prior to December 1997 generally occurred over a period from two to six years. Vesting in awards granted in or after December 1997 generally occurs three years from grant.

Certificates of Extra Compensation

Certificates of Extra Compensation (CECs) provide deferred compensation that is paid at the end of an executive's career. CECs are performance units that measure the Company's value based on a formula composed of one-half of the Company's net asset value and one-half of its earning power value, relative to the number of shares of Johnson & Johnson Common Stock outstanding. Earning power value is calculated by taking the capitalized value of earnings averaged over the previous five years.

The CEC program uniquely reflects Johnson & Johnson's commitment to the long-term. No awards are paid out to executives during employment. Although the units vest over a five-year period from grant, the final value of those units is not determined until retirement or termination of employment. The value of the program is purely performance driven. The Company pays dividend equivalents on units awarded. Dividend equivalents are paid at the same rate provided to shareowners on a share of Johnson & Johnson Common Stock, and are paid quarterly.

Awards of CECs to the Chief Executive Officer and executive officers are targeted to provide an above average long-term compensation opportunity as compared to the premium community. Award amounts are based on the Compensation Committee's evaluation of individual performance, based on the executive's individual contribution to the long-term health and growth of the Company and the Company's performance based on the factors discussed above. No fixed weighting or formula is applied to corporate performance versus individual performance in determining CEC awards.

Decisions on 2002 Compensation

In reviewing and approving compensation actions for the Chief Executive Officer and the other executive officers, the Compensation Committee of the Board evaluated Johnson & Johnson's performance in 2002 versus goals identified for both financial and non-financial factors.

Johnson & Johnson's performance for the most recent five year period ranked in the upper half of the premium community companies in all financial factors considered: Sales Growth, Shareowner Value, EPS Growth Rate and increase in Cash Flow. The Company met its goal for New Product Flow.

With respect to non-financial performance, management continued to excel in the areas of managing Credo responsibilities, talent management, Process Excellence and progress in research and development. Various initiatives undertaken by Johnson & Johnson embody the principles of the Credo by addressing its responsibilities to its customers, employees and the community. Progress was made in developing a high performing, superior talent pool that is also diverse in many ways, including cultural background and experiences. The Company realized significant results from various Process Excellence initiatives, and progress was documented in new product development.

The Compensation Committee of the Board also reviewed Johnson & Johnson's compensation philosophy and strategy during 2002 to validate and reaffirm the basis of the program. The Committee met with members of an external compensation consulting firm as part of this review both with internal staff and in Executive Session. Additionally, the Committee reviewed, discussed and considered the Conference Board Commission's findings and recommendations on Executive Compensation, and the compensation-related issues in the Sarbanes-Oxley Act and the proposed listing requirements for the New York Stock Exchange.

The Committee met in Executive Session to discuss all these matters and to discuss compensation decisions

Mr. Weldon was awarded an annual salary increase in March 2002 of 31% which reflected his annual merit increase and a promotional increase to recognize his appointment as Chief Executive Officer and Chairman of the Board of Directors. His other compensation awards were made based upon the Compensation Committee's assessment of the Company's financial performance in the five areas outlined above and its non-financial performance against the background of the Credo as outlined above. The 2002 annual incentive (comprised of cash bonus and stock award) paid to Mr. Weldon was . Awards under the Stock Option and Certificate of Extra Compensation program were based on Mr. Weldon's new position and reflect the Compensation Committee's assessment of performance. The stock option awards and CECs shown in the Summary Compensation Table reflect awards made in February 2003 for 2002 performance.

The above performance results were evaluated based on the overall judgment of the Compensation Committee with no fixed or specific mathematical weighting applied to each element of performance. Based on the Compensation Committee's judgment, compensation awards for 2002, in total, were consistent with established targets.

During 2002, Mr. Larsen served as Chief Executive Officer until April 25, 2002, and retired from the Company as of July 1, 2002. In anticipation of his retirement, no compensation actions were taken in 2002 with respect to his base salary, nor did he receive a bonus payment, stock option or CEC grant for 2002 performance.

Tax Deductibility Considerations

The Compensation Committee has reviewed the Company's compensation plans with regard to the deduction limitation under the Omnibus Budget Reconciliation Act of 1993 (the "Act") and the final regulations interpreting the Act which have been adopted by the Internal Revenue Service and the Department of the Treasury. Based on this review, the Committee has determined that the Johnson & Johnson Stock Option Plans, as previously approved by shareowners, meet the requirements for deductibility under the Act. In order to permit the future deductibility of cash bonus and stock incentive awards for certain executive officers of the Company, the Committee and the Board of Directors have adopted an Executive Incentive Plan that was approved by shareowners. As a result, all bonus and stock awards qualify as performance based and are not subject to the tax deductibility limitation of Section 162(m). In addition, the Committee has approved the Executive Income Deferral Plan that allows an individual to elect to defer a portion of Base Salary, CEC Dividend Equivalents and Cash and Stock Bonus Awards. Participation in the Plan is limited to Executive Committee members and is voluntary. Accordingly, any amounts that would otherwise result in non-tax deductible compensation may be deferred under the Plan. As a result of the implementation of the Johnson & Johnson Executive Incentive Plan and elections made under the Executive Income Deferral Plan, the Company maximizes the tax deduction available under Section 162(m). However, in some cases, the Compensation Committee may elect to exceed the tax-deductible limits. This may be necessary for the Company to meet competitive market pressures and to ensure that it is able to attract and retain top talent to successfully lead the organization.

Arnold G. Langbo, Chairman
James G. Cullen

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 19, 2002

The proposal requests that the Compensation Committee consider advances in the areas of equal employment opportunity and work place diversity when determining compensation for senior executives, and report to shareowners on the implementation of this policy.

We are unable to concur in your view that Johnson & Johnson may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the paragraph that begins "Several years ago . . ." and ends ". . . a settlement of $100 million." Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Alex Shukhman
Attorney-Advisor